                SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13 D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. ________)(1)

                                ADATOM.COM, INC.
                              (previously known as
                       HealthCore Medical Solutions, Inc.)
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    42220B101
                                 (CUSIP Number)

                                  Neal J. Polan
                            Insight Management Corp.
                              405 Lexington Avenue
                                   50th Floor
                            New York, New York 10174
                                  212-808-5511
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                April 27, 1999, July 1, 1999 and October 13, 1999
            (Dates of Events Which Require Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


-----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              (Page 1 of 9 Pages)
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CUSIP No. 42220B101

                                       13D

1.      NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NEAL J. POLAN

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:     United States of America


                          7.   SOLE VOTING POWER

                               1,795,400 See Item 5(a)
        NUMBER OF         8.   SHARED VOTING POWER
         SHARES
      BENEFICIALLY             25,000
        OWNED BY          9.   SOLE DISPOSITIVE POWER
         EACH
       REPORTING               901,400 See Item 5(a)
      PERSON WITH         10.  SHARED DISPOSITIVE POWER

                               25,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING
         PERSON

         926,400 See Item 5(a)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      6.4%

14.                        TYPE OF REPORTING PERSON
                                       IN


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CUSIP No. 42220B101


1.   Security and Issuer.

         The securities to which this Schedule 13D relate are the shares of Common Stock, $.01 par value ("Common Stock"), of Adatom.com, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the Issuer's principal executive office is 920 Hillview Court, Suite 160, Milpitas, California 95035.

         The Issuer is the surviving corporation of the merger (the "Merger") of Adatom, Inc., a privately-held California corporation, with and into HealthCore Medical Solutions, Inc. ("HealthCore"), which Merger became effective October 13, 1999. References herein to HealthCore shall mean the Issuer prior to the effective time of the Merger. In the Merger, HealthCore changed its name to "Adatom.com, Inc." and Adatom stockholders received newly issued shares of the Issuer equal to approximately 78.3% of the total common stock outstanding of the Issuer. This outstanding number of shares does not include 720,000 shares of common stock owned by HealthCore stockholders, which shares have been held in escrow for approximately two years. The Issuer has announced that it is presently anticipated that these shares will be retired and canceled in the next few months upon receipt of stockholder approval. Prior to the Merger, HealthCore had two classes of common stock: class A common stock, which was publicly-traded; and class B common stock. At the closing of the Merger, all of the outstanding shares of class B common stock were converted share for share into class A common stock and in the Merger, the class A common stock was retitled "Common Stock."

2.   Identity and Background.

         (a) The person filing this statement is Neal J. Polan (the "Reporting Person") and he is over the age of 21.

         (b) The business address of the Reporting Person is Insight Management Corp., 405 Lexington Avenue, 50th Floor, New York, New York 10174.

         (c) The Reporting Person was the Chief Executive Officer of the Issuer from April 1997 until October 13, 1999, the effective date of the Merger. The Reporting Person devoted approximately 50% of his business time to activities on behalf of HealthCore. The Reporting Person served as Chairman of the Board of HealthCore from January 1997 until the effective date of the Merger and currently serves as a director of the Issuer. The Reporting Person has served as President and Chief Executive Officer of Insight Management Corp., a consulting and investment company, since 1978.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 42220B101


3.       Source and Amount of Funds or Other Consideration.

         The following transactions were entered into in connection with the Merger.

         (a) On April 27, 1999, HealthCore entered into a non-binding letter of intent (the "Letter") with Adatom, then a privately held California corporation, contemplating, among other things, the Merger. The Letter further provided that HealthCore would divest its current operating business prior to consummation of the Merger.

         The Letter provided that as part of the divestiture of its existing business, HealthCore will terminate its employment relationships with all of its employees, including its key executives, the Reporting Person, HealthCore's then Chairman of the Board and Chief Executive Officer, and David L. Mullikin, HealthCore's then President and Chief Operating Officer, and will settle any contractual obligations to such employees.

         Prior to the execution of the Letter, HealthCore employed the Reporting Person under an employment agreement (the "Employment Agreement") expiring on November 30, 2000, providing for an annual base salary of $200,000, together with other compensation and benefits. The Employment Agreement made no provision for the termination thereof without cause. In furtherance of the transactions contemplated by the Letter, by letter amendment dated April 27, 1999, the Employment Agreement was amended to provide the Issuer with the right to terminate the Employment Agreement at any time, without cause, upon the expiration of one hundred twenty (120) days following the date of the execution of the letter amendment, whereupon the Issuer will pay to the Reporting Person the lesser of (a) $150,000, or (b) sixty (60%) percent of the present value of the remaining compensation and benefits due under the terms of the Employment Agreement on the date of its termination. In consideration for this amendment, HealthCore issued the Reporting Person 165,000 shares of Class A common stock of HealthCore ("Class A Common Stock"), which has been reclassified in the Merger into "Common Stock."

         (b) On October 12, 1999, the Reporting Person entered into a two-year employment agreement with Adatom which provides for an annual salary of $50,000, reimbursement of business expenses, health insurance and related benefits. The Reporting Person is required to work up to 60 hours per month as an advisor for the Issuer in mergers, acquisitions and strategic alliances. In connection with the employment agreement, the Reporting Person received such number of shares of common stock of Adatom convertible into 350,000 shares of Common Stock in the Merger in partial consideration for a promissory note in the amount of $320,760. As partial consideration for his services rendered under the employment agreement, the promissory note will be forgiven six months after the closing date of the Merger.

         (c) In September 1997, in connection with his employment with HealthCore, the Reporting Person received a warrant to purchase 142,000 shares of HealthCore class A common stock at $1.00 per share. The warrant would become exercisable if certain market price thresholds or operating performance-based criteria of HealthCore are met. In connection with the Merger, on October 12, 1999, the Reporting Person exchanged that warrant for 28,400 shares of class A common stock.


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CUSIP No. 42220B101


         (d) In connection with HealthCore's initial public offering in October 1997 (the "IPO"), the pre-IPO stockholders of HealthCore placed, on a pro rata basis, 900,000 shares into escrow pending HealthCore's attainment of certain earnings thresholds or per share stock price thresholds. Mr. Polan individually placed 126,000 shares of class B common stock in escrow and as custodian for his son, Barrett Polan, placed an additional 36,000 shares of class B common stock in escrow. If these thresholds are not met, the shares subject to the escrow agreement will be returned to HealthCore and cancelled. HealthCore's management believed that while operating the healthcare benefits business, it was unlikely that the conditions of the escrow agreement would be met. In connection with the Merger, the escrow stockholders, including the Reporting Person, entered into an agreement to terminate the Escrow Agreement, and subject to stockholder approval, the escrow agreement terminates; the escrow stockholders will receive 20% of their shares free of the escrow agreement trading restrictions and the remaining 80% of the shares will be cancelled and returned to HealthCore.

         Approval of the termination of the escrow agreement requires the approval of at least two-thirds of the shares of Common Stock excluding all shares of Common Stock held by escrow stockholders whether or not those shares are subject to the escrow agreement. The termination of the escrow agreement results in the cancellation of 720,000 shares held in escrow.

         There were not a sufficient number of votes cast to approve termination of the escrow agreement at the Special Meeting of Stockholders of HealthCore that took place on October 11, 1999. The former Adatom stockholders have agreed to vote all of their shares of the Issuer to approve the termination of the escrow agreement at the first annual or special meeting of the stockholders of the Issuer following the Merger.

         All escrow stockholders have given Neal Polan a proxy to vote all shares of class A common stock they own, including all shares held in escrow, until the earlier of January 1, 2000 or termination of the Escrow Agreement.

4.   Purpose of Transaction.

         The Reporting Person has acquired the shares of Common Stock beneficially owned by him (other than the shares with respect to which he has received proxies from stockholders who are parties to the Escrow Agreement) for investment purposes. The Reporting Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Person may sell all or a portion of his shares of Common Stock in the open market or in privately negotiated transactions.

         The Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate


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CUSIP No. 42220B101


structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) the class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

5.   Interest in Securities of the Issuer.

         (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon the 14,448,769 shares of Common Stock outstanding on October 13, 1999, as represented by the Issuer), beneficially owned by the Reporting Person, as of the close of business on October 13, 1999, is set forth below:

-----------------------------------------------------------------------------------------------------------------------
Name of Holder                           No. of Shares Beneficially Owned       Perecentage of Outstanding Shares
-----------------------------------------------------------------------------------------------------------------------
Neal J. Polan, individually              1,676,600 (1)                          11.5% (or12.5% giving effect to all of
                                                                                the shares listed in this table or 5.7%
                                                                                after giving effect to the termination
                                                                                of the Escrow Agreement and including
                                                                                the shares then owned individually and
                                                                                as custodian)

-----------------------------------------------------------------------------------------------------------------------
Neal J. Polan and his spouse,              25,000 (2)                           *
as joint tenants

-----------------------------------------------------------------------------------------------------------------------
Neal J. Polan, as custodian                30,000                               *
for Katherine Polan

-----------------------------------------------------------------------------------------------------------------------
Neal J. Polan, as custodian                30,000                               *
for Ethan Polan

-----------------------------------------------------------------------------------------------------------------------
Neal J. Polan, as custodian                58,800 (3)                           *
for Barrett Polan

-----------------------------------------------------------------------------------------------------------------------

         * Less than 1%.

         (1) Includes 142,000 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are currently exercisable at $1.00 per share on or before September 2007. Also includes 126,000 shares of Common Stock placed in escrow pursuant to the Escrow Agreement; subject to stockholder approval of the termination of the Escrow Agreement, the Reporting Person will retain 25,200 shares and the 100,800 share balance shall be cancelled. Also includes 894,000 shares of Common Stock as of September 10, 1999 held by


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CUSIP No. 42220B101


                  stockholders (other than Mr. Polan, individually or as custodian for his son, Barrett) who are parties to the Escrow Agreement and who have granted Mr. Polan a proxy to vote their shares of Common Stock, whether or not such shares are subject to the Escrow Agreement until the earlier of termination of the Escrow Agreement or January 1, 2000; beneficial ownership of the shares held by such third parties is disclaimed by Mr. Polan.

         (2) Consists of 25,000 shares issuable upon exercise of Redeemable Class A Warrants, entitling the holder to purchase one share of Common Stock at an exercise price of $6.50 per share at any time until October 14, 2002.

         (3) Includes 36,000 shares of Common Stock placed in escrow pursuant to the Escrow Agreement; subject to stockholder approval of the termination of the Escrow Agreement, the Reporting Person will retain 7,200 shares and the 28,800 share balance shall be cancelled.

         (b) The Reporting Person has the sole power to vote or direct the vote of all of the shares beneficially owned by him other than the 25,000 shares issuable upon exercise of warrants jointly owned by the Reporting Person and his spouse, voting power of which shares is shared by the Reporting Person and his spouse. The Reporting Person also has the sole power to dispose of or direct the disposition of all of the shares of Common Stock beneficially owned by him other than (1) the 894,000 shares of Common Stock held by the other stockholders who are parties to the Escrow Agreement and (2) the shares issuable upon exercise of the 25,000 warrants held jointly by the Reporting Person and his spouse. The Reporting Person has no dispositive power over the shares held by the other escrow stockholders and shares dispositive power with his spouse over the warrants jointly owned with his spouse.

         (c) On October 12, 1999, the Reporting Person, directly and as custodian for his children, acquired shares from Adatom convertible into an aggregate of 350,000 shares of Common Stock in the Merger as partial consideration for his entering into an employment agreement. See Item 3. In addition, on October 12, 1999, the Reporting Person exchanged a warrant to purchase 142,000 shares of class A common stock of HealthCore at an exercise price of $1.00 per share for 28,400 shares of class A common stock. In September 1997, in connection with his employment with HealthCore, the Reporting Person had acquired such warrant, which by its terms would become exercisable only if certain market price thresholds or operating performance-based criteria of HealthCore are met.

         (d)      Not applicable.

         (e)      Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         In connection with the Merger, the Reporting Person has agreed to lock-up all of his shares of Common Stock, including 167,000 shares issuable upon exercise of warrants. The


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CUSIP No. 42220B101


lock-up agreement provides that 125,000 of his shares, which represents a portion of the shares he owned prior to the Merger, will be subject to the lock-up agreement for a period of two months following the closing of the Merger and the remaining shares he beneficially owns will be subject to the lock up agreement for a period of six months following the closing of the Merger.

         The Reporting Person has entered into a Registration Rights Agreement with HealthCore, on the terms and conditions set forth therein, giving the Reporting Person, among other things, the right, on the terms and conditions set forth therein, to require the Issuer to register for sale to the public 367,800 shares of Common Stock, including 142,000 shares underlying warrants.

7.   Material to be filed as Exhibits.

     (a) Employment Agreement dated as of September 30, 1998 between HealthCore and Neal J. Polan

     (b) Letter Amendment dated April 27, 1999 to Employment Agreement between HealthCore and Neal J. Polan

     (c) Employment Agreement dated October 11, 1999 between Adatom, Inc. and the Reporting Person.

     (d) Escrow Termination Agreement dated as of July 1, 1999 between HealthCore and escrow stockholders acknowledged by Adatom.

     (e) Irrevocable Proxy granted by escrow stockholders to Neal J. Polan.

     (f) Lock-up Agreement dated October 12, 1999 executed by the Reporting Person.

     (g) Registration Rights Agreement dated October 12, 1999 between HealthCore Medical Solutions, Inc. and the Reporting Person.



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CUSIP No. 42220B101


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     October 22, 1999
                                            ------------------------------------
                                                          (Date)

                                                     /s/ Neal J. Polan
                                            ------------------------------------
                                                        (Signature)

                                                       Neal J. Polan
                                            ------------------------------------
                                                          (Name)



                              (Page 9 of 9 Pages)